Locke Liddell & Sapp LLP
                             Attorneys & Counselors
2200 Ross Avenue                                                 (214) 740-8000
Suite 2200                                                  Fax: (214) 740-8800
Dallas, Texas  75201-6776                                  www.lockeliddell.com

                      Austin o Dallas o Houston o New Orleans


                                                   Direct Number: (214) 740-8623
                                            email: dglendenning@lockeliddell.com


                                  June 3, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:      Kronos International, Inc.
               Registration Statement on Form S-4 filed March 30, 2005
               Annual Report on Form 10-K for the year ended December 31, 2004 File Nos.: 333-123680 and 333-100047

Ladies and Gentlemen:

     The following are the responses of Kronos International, Inc. ("Kronos") to the comments contained in the Staff's comment letter dated April 27, 2005 (the "Comment Letter") concerning the above-referenced Registration Statement on Form S-4. Amendment No. 1 to the Form S-4 ("Amendment No. 1") is filed herewith. The responses are numbered to correspond to the numbers of the Comment Letter.

                          FORM S-4 FILE MARCH 30. 2005

General

1. Are you relying on the Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1989)? If so, provide us a supplemental letter with your next amendment that states you are registering the exchange offer in reliance upon this no-action letter and include the representations substantially in the form found in the Morgan Stanley & Co., Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2,
     1993).

     Kronos is relying on the Exxon Capital Holdings Corp. no-action letter. The requested supplemental letter is being provided concurrently herewith.

2. We note that according to the post-effective amendment to your earlier registration statement relating to the exchange offer for the initial notes, the holders of euro 5,585,000 of initial notes did not tender in that exchange offer, which expired on November 18, 2002. Please tell us supplementally how you will distinguish holders of the old notes from holders of the initial notes if those holders attempt to tender in this offer.

     The initial notes and the old notes were issued, and all are held, in global form in book-entry accounts maintained by The Bank of New York at Euroclear Bank, S.A./N.V., as operator of the Euroclear System ("Euroclear"), or Clearstream Banking Societe Anonyme, Luxembourg ("Clearstream"). We have been informed by The Bank of New York that each of Euroclear and Clearstream maintains a current listing of the holders of interests in the initial notes and the holders of the old notes and is therefore able to distinguish between such holders. We have instructed The Bank of New York, who in turn will instruct Euroclear and Clearstream, to accept only tenders of interests in the global old notes and to not accept tenders of interests in any of the initial notes.

3. As currently represented, the offer could be open for less than 20 business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-l(g)(3).

     This will confirm that the offer will be open at least through midnight on the twentieth business day. Amendment No. 1 has been revised throughout to reflect that the expiration time will be 12:00 midnight. Please see the cover page and pages 4, 18, 19 and 22.

     4. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

     This will confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

5. Please consider adding to your summary an organizational chart that shows your company structure.

     An organizational chart has been added to the summary in response to the Staff's request. Please see page 3.

Prospectus Summary, page 1

6. Please discuss your fixed charge coverage ratio. In this connection, please note that as disclosure required by Item 503 of Regulation S-K, your ratio of earnings to fixed charges should appear in the forepart of your prospectus, or at least under the caption, Selected Financial And Other Data, found on page 27. See introductory language in Item 3 of Form S-4.

     The requested disclosure has been added to the "Selected Financial and Other Data" table on page 28.

7. It appears that some of your information is taken verbatim from the disclosures in your parent's Form l0-K for the year ended December 31, 2004. For example, your parent states that it has over 4,000 customers. Please confirm that no changes need be made with respect to any information that repeats from your parent's Form 10-K.

     With respect to the information contained in Amendment No. 1 that is taken verbatim from disclosures in Kronos' parents' 10-K, this will confirm that no changes need to be made to such information.

8. Your summary should inform readers that the majority of the registrant's operating cash flows are generated by your subsidiaries, and that no subsidiaries guarantee the repayment of the notes. We note your risk factor on page 11 and your disclosure on page 57.

     The requested disclosure has been added. Please see pages 2, 12 and 61.

9. Please disclose your sales in 2004 so that readers may appreciate your disclosures concerning sales of TiO2, ilmenite sales, sales of iron-based chemical products and sales of titanyl sulfate products.

     The requested disclosure has been added. Please see pages 1 and 48.

Ranking, page 6

10. Please update your disclosures and quantify as of the most recent practicable date the amount of debt that is senior, equal and junior to these notes. Also quantify the extent to which you may incur additional senior indebtedness through your revolving credit facility.

     The requested disclosure has been added. Please see page 7.

Security, page 6

11. Please name the first-tier subsidiaries here or provide a cross-reference to where you name these subsidiaries later in your document.

     The first-tier subsidiary pledgors are indicated on the organizational chart on page 3. Cross-references have been added on pages 7, 10 and 61 per the Staff's request.

Optional Redemption, page 6

12. You indicate that at any time on or before June 30, 2005, you can choose to redeem up to 35% of the outstanding notes. Given that it is currently within 90 days of June 30, 2005, please disclose and explain your current plans with regards to this optional redemption. We note that Kronos Worldwide has filed a $100 million shelf registration statement that became effective March 3, 2005 that would permit an equity offering whose proceeds could be used to conduct the optional redemption.

     The requested disclosure has been added. Please see pages 8 and 60.

Change of Control Offer, page 7

13. Please indicate that you may not have enough cash to redeem the notes at a premium.

         The requested disclosure has been added.  Please see page 8.

Risk factors, page 8

14.  Under distinct risk factor subheadings, please discuss the risks that:

     o Investors may not be able to determine when a change of control giving rise to their right have the exchange notes repurchased by the company has occurred following a sale of "substantially all" of the company's assets; and

     o The company can enter into transactions like recapitalizations, reorganizations and other highly leveraged transactions that do not constitute a change of control but that could adversely affect the holders of the notes.

     The requested disclosure has been added. Please see page 13.

Servicing our debt requires a significant amount of cash, page 10

15.  Please state your current annual debt service payment obligations.

     The requested disclosure has been added. Please see page 11.

Covenant restriction under our subsidiaries' credit facility and the indenture may limit our ability to operate our business, page 10

16. Please confirm to us supplementally that you are in compliance with all of the terms of your outstanding debt and required ratios. In the event you are not in compliance, please disclose the terms you do not meet and potential consequences.

     This will confirm that Kronos is currently in compliance with all of the terms of its outstanding debt and required ratios.

17. Please briefly expand on the risks associated with your cross-default provisions.

     The requested disclosure has been added. Please see pages 11 and 12.

We may not have the ability to raise the funds necessary. . . , page 11

18. Please clarify that if you fail to repurchase the notes tendered with a change of control, this also would constitute an event of default under the indenture.

     The requested disclosure has been added. Please see page 12.

As a global business, we are exposed to local business risks. . . , page 12

19. You list a variety of risks concerning your international operations. Describe with greater specificity the risks that arise from your operations in specific foreign markets. What are the company's material risks?

     The requested disclosure has been added. Please see page 14.

Disclosure Regarding Forward-Looking Statements, 15

20. Please remove the reference to the Private Securities Litigation Reform Act, as it does not apply to statements made in connection with a tender offer.

     The reference to the Private Securities Litigation Reform Act has been removed.

Terms of the Exchange Offer, page 17

21. You reserve the right "to delay the acceptance of any old notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-l(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

     The requested revisions have been made. Please see page 18.

22. We also note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period necessary so that at least five business days remain in the offer following notice of the material change.

     The requested disclosure has been added. Please see page 18.

23. We note the disclosure on page 18 indicating that you will issue new notes or return any old notes not accepted for exchanges "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-l(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

     The requested revision has been made. Please see page 18. Similar disclosure does not appear in any other section of Amendment No. 1.

24. Please advise us as to how oral notice of an extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-l(d).

     The reference to oral notice of an extension has been deleted. Please see page 18.

Conditions to the Exchange Offer, page 18

25. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language that precedes the bullets accordingly.

     The requested revision has been made. Please see page 18.

26. Please revise to explain what governmental approvals are necessary in order to consummate the exchange offer.

     The requested revision has been made. Please see page 18.

Procedures for Tendering, page 19

27. Waivers of conditions must apply equally to all noteholders. Accordingly, please revise your disclosure on page 20 in the paragraph that carries over onto page 21. This comment also applies to your Instruction 10 in your transmittal letter.

     The requested revision has been made. Please see page 21 and Instruction 10 of the letter of transmittal.

28. We note your disclosure in the fourth bullet point of the top set of bullets on page 21. This gives the impression that affiliates of the company may participate in the exchange offer, but would not be able to rely on the Exxon Capital line of letters and therefore would have to comply with applicable registration and prospectus delivery requirements. There is similar language in the letter of transmittal. Based on historical no-action positions, it does not appear that affiliates can participate in the exchange offer. Please revise accordingly.

     The requested revision has been made. Please see page 21 of Amendment No. 1 and page 3 of the letter of transmittal.

Management's Discussion and Analysis, page 28
Executive Summary, page 29

29. Please revise to explain why you "currently expect income from operations will be higher in 2005 compared to 2004."

     The requested disclosure has been added. Please see page 30.

Outlook, page 32

30.  Please revise to describe your "debottlenecking programs."

     The requested disclosure has been added. Please see page 35.

31. Update the disclosure under the above caption, if applicable, to discuss price increases which become effective April 1, 2005 as disclosed in the Kronos Worldwide Form 8-K for March 15, 2005. In general, and as applicable, discuss the reasonably expected impact know events. With regard, to past recent price increases, discuss the impact of these increases on historical results.

     The requested disclosure regarding discussion of the price increases that became effective April 1, 2005 has been added. Please see page 35. We have also indicated that as a result of these price increases and other prior price increase announcements, Kronos' average selling prices in 2005 are expected to be higher than in 2004, and that overall such higher expected average selling prices are expected to result in income from operations being higher in 2005 than 2004. We believe these disclosures sufficiently describe Kronos' expectations as to the future effect of these known events (i.e., the price increase announcements).

     With regard to the effect of past recent price increases in Kronos' historical results, we have clarified that the higher average selling prices in the first quarter of 2005 as compared to the first quarter of 2004 was due primarily to the implementation of announcements of prior price increases. Please see page 35.

Cash, Cash Equivalents, Restricted Cash and Restricted Marketable Debt, page 39

32. Please update your disclosure here as to whether you have received a renewal on your European Credit Facility that expires June 2005.

     The requested disclosure has been added. Please see page 43.

33. Please revise to disclose your liquidity on a short term and long term basis. We note your disclosure on page 39, but do not see where you have given readers any time estimates. Refer to item 303(a) of Regulation S-K, instruction 5.

     The requested disclosure has been added. Please see page 43.

Contractual Commitments, page 40

34. The table does not appear to reflect contractual purchase commitments. Please revise or advise, as appropriate. We note that contractual commitments are mentioned in the paragraphs that precede and following the table, but the table does not appear to reflect the contractual purchase commitments.

     Kronos itself does not have any contractual purchase commitments. The disclosure has been appropriately revised. Please see pages 44 through 45.

Business, page 43

35.  Please state the date of your incorporation.

     The requested disclosure has been added. Please see page 47.

Manufacturing Process and Raw Materials, page 44

36. The second paragraph on this page discloses that raw materials were purchased for the various plants. Disclose a table, as requested for the 2004 10-K filing, listing the quantities of raw materials procured or mined to supply the Sulfate and Chloride operations. Segregate these raw materials in the table as slag, beach sands concentrate, or mined materials (internal and external) and list general specifications.

     We have provided a table which shows the quantities of raw materials procured or mined in 2004 to supply Kronos' sulfate and chloride operations. We have not listed the general specifications of such raw materials, as such disclosure (e.g., ilmenite content of the raw material) is not believed to be meaningful or understandable to a reader. Please see page 49.

Management, page 48

37. If one or more of the directors serves as a director or officer of other similar companies involved in mineral processing and these other companies participate in the same or similar properties as those in which Kronos has an interest, one or more of the directors may have a conflict of interest or be a party to communications that affect pricing. Disclose how these potential conflicts of interest and communication issues are resolved, and provide a risk factor that outlines possible conflicts of interests and the possible adverse consequences.

     None of Kronos' directors serves as a director or officer of other companies involved in mineral processing or any other significant operations of Kronos (e.g., TiO2 operations). Accordingly, no additional disclosure appears to be needed.

Legal Matters, page 48

38. Please revise your disclosures here to describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the registrant or any of its subsidiaries is a party or of which any of their property is the subject. You may then delete the cross-reference.

     Neither Kronos nor any of its subsidiaries is a party to any material pending legal proceedings, nor are any of their properties the subject of such litigation, other than ordinary routine litigation incidental to its business. The cross-reference on page 52 has been deleted.

Description of the New Notes, page 55

39. Under Rule 421 (b) of Regulation C, you must avoid copying complex information directly from the underlying indenture without any clear and concise explanation of this information. It appears that you took much of the language here directly from the underlying indenture. Rewrite this disclosure to comply with Rule 421(b) of Regulation C. See the sample prospectus Latham & Watkins prepared for high-yield debt offerings. Latham & Watkins worked on this sample with the staff for compliance with Rule 421(b). In your prospectus, comply with Rule 421(b) to the same extent this sample prospectus does.

     The section entitled "Description of the New Notes" has been revised in response to the Staff's comment. Please see pages 59 through 77.

Certain Covenants, page 59

40. Please revise to state, if true, that you have described the material financial and other restrictive covenants.

     The requested disclosure has been added. Please see page 62.

Certain Definitions, page 74

41. Please review this section and delete terms whose meanings are generally understood or are obvious from context. A few examples include "Common Stock," "GAAP" and "Person."

     This section has been revised in accordance with the Staff's comment. Please see pages 59 through 77.

Book-Entry, Delivery and Form, page 90
Global Note, page 90

42. Revise the first sentence under this subheading to delete the language "solely as a matter of convenience" and to otherwise remove the implication that you do not have responsibility for the information in this section.

     The requested revision has been made. Please see page 79.

Certain Tax Considerations, page 93

43. Please delete the term "certain" in this subheading. You are required to disclose all material tax consequences. Please make corresponding changes in your table of contents.

     The requested revision has been made. Please see the table of contents and page 81.

44. We note your use of the terms "summary" and "summarized" throughout this tax discussion. If you file a short-form tax opinion, you will need to revise to delete these terms and state here that this discussion is Locke Liddell & Sapp's opinion.

     The requested revisions have been made. Please see pages 81 through 82.

45. Please delete the word "some" in the first sentence. You are required to disclose all material tax consequences.

     The requested revision has been made. Please see page 81.

46. Please also delete the phrase "of a general nature" in the first sentence of the first paragraph on page 94, as it may suggest to investors that they cannot rely on this disclosure in making their investment decision.

     The requested revision has been made. Please see page 82.

Exchange of Notes, page 94

47. We note your use of "should" in the first three bullets under this subheading. Is there doubt concerning these tax consequences? If so, please explain why counsel cannot give a "will" opinion, describe the degree of uncertainty in this discussion and provide risk factor disclosure setting forth the risks to investors.

     The word "should" has been changed to "will" in the bullet points referenced in the Staff's comment. Please see pages 82 and 83.

Legal Matters, page 102

48. Please state that Locke Liddell & Sapp has passed on the enforceability of the company's obligations under the exchange notes.

     The requested disclosure has been added. Please see page 91.

Undertakings

49. Please revise your undertakings (a)(1 )(ii) and (iii) to mirror the language in Item 512 of Regulation S-K. You are missing the word "offered" in the parenthetical in (ii) and the word "not" in (iii).

     The requested revision has been made. Please see pages II-6 and II-7.

Exhibit 5.1 - Legal Opinion

50. Please obtain a revised legality opinion that includes the file number for the registration statement.

The legality opinion filed as Exhibit 5.1 to Amendment No. 1 includes the file number for the registration statement. 51. We note that you are incorporated in Delaware and the governing law of your Indenture is New York. Please have counsel revise the legal opinion so that it does not exclude Delaware or New York law and deletes the penultimate paragraph.

     The legal opinion has been revised in response to the Staff's comment.

52. Please have counsel delete from the fourth to last paragraph the assumption in (ii)(B) as to the enforceability of the waiver included in Section 4.6 of the indenture.

     The legal opinion has been revised in response to the Staff's comment.

Exhibit 8.1- Tax Opinion

53. If you wish to use a short form tax opinion, please delete your statement "a fair and accurate summary" in the carry-over paragraph on page 2. A short-form legal opinion must state that the discussion in the prospectus is counsel's opinion.

     The tax opinion filed as Exhibit 8.1 to Amendment No. 1 has been revised in response to the Staff's comment.

Exhibit 12.1

54. Please file exhibit 12 showing the computation. We note that exhibit 12.1 shows the computation of the ratio of earnings to combined fixed charges and preferred dividends.

     Amendment No. 1 includes an Exhibit 12.1 to show the computation of the ratio of earnings to combined fixed charges and preferred dividends for all applicable periods.

Exhibit 21.1 - Subsidiaries of the Registrant

55. Your Annual Report on Form 10- K for the period ended December 31, 2004 does not contain an Exhibit 12.1 or a list of subsidiaries. Please revise to file this required exhibit. We note your Form 10-K cover page disclosure that you meet the conditions of General Instruction I to Form 10-K.

     A list of  subsidiaries of Kronos is filed as Exhibit 21.1 to Amendment No.
     1.

     As noted by the Staff, Kronos meets the conditions of General Instruction I(1) to Form 10-K, and therefore Kronos is not required to provide a list of subsidiaries as an exhibit to its Annual Report on Form 10-K pursuant to General Instruction I(2)(b) to Form 10-K.

     Kronos will include, as applicable, an Exhibit 12.1 showing the computation of the ratio of earnings to combined fixed charges and preferred dividends in its future Annual Reports on Form 10-K filed with the Commission, as required by Item 601(12) of Regulation S-K.

Exhibit 99.1 - Letter of Transmittal

56. Delete the language in the letter of transmittal requiring the note holder to acknowledge that it has "reviewed" the Prospectus.

     The requested  revision has been made to the letter of transmittal filed as
     Exhibit 99.1 to Amendment No. 1.

Signatures

57.  Please revise to identify your principal executive officer.

     The requested revision has been made to the signature page.

                FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004

58. Please apply the following comments to your filing on Form S-4, as appropriate.

     In accordance with the Staff's comment, we have applied the following comments to Amendment No. 1 on the pages referenced below. In addition, to the extent applicable, Kronos will incorporate such comments in its subsequent filings with the Commission, including Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Financial Statements

59. We note that the notes being registered will be secured by pledges in favor of 65% of the stock or other interests of certain of your first-tier subsidiaries. These subsidiaries are not specifically identified on pages 6, 9 or page 57. Although it is our understanding that the subsidiaries are, Kronos Titan GmbH (TG) and Kronos Demark Aps (KDK). Please clarify your disclosure to specifically identify the first tier subsidiaries whose stock is pledged as collateral. You have included the financial statements of Kronos Titan GMBH and Subsidiary and Kronos Denmark APS and Subsidiaries as required by Rule 3-16 of Regulation S-X. For each of your first tier subsidiaries, please provide us with your significance tests under Rule 3-16 of Regulation S-X demonstrating that your first tier subsidiaries are not significant in excess of the 20% level. If you determine that one or more additional first tier subsidiaries exceed the 20% level, please amend your Form 10-K to include the required separate financial statements for each entity. See Rule 3-16(a) and (b) of Regulation S-X. Based upon the information found in Note 2 of Schedule I, we assume no additional financial statements are required.

     The four first-tier subsidiaries whose stock has been pledged (namely, Kronos Titan GmbH, Kronos Denmark APS, Kronos Limited (United Kingdom) and Societe Industrielle Du Titane, S.A.) are identified on the organization chart on page 3 and are also identified on page F-17.

     Kronos agreed with the Staff's assumption that Kronos Titan GmhB and Kronos Denmark APS are the only subsidiaries for which consolidated financial statements are required to be filed under Rule 3-16 of Regulation S-X at the 20% significance level, and that financial statements are not required to be filed under Rule 3-16 for either Kronos Limited or Societe Industrielle Du Titane, S.A. Therefore, no additional financial statements under Rule 3-16 are required to be included in Kronos' Form 10-K or in Amendment No. 1.

     Kronos' significance tests under Rule 3-16 as of December 31, 2004 are as follows:

     o Kronos Titan - ratio of (i) book value of Kronos' investment in Kronos Titan ($322 million) to (ii) principal amount of Senior Secured Notes ($510 million, computed as euro 375 million principal amount outstanding at December 31, 2004, translated at the December 31, 2004 exchange rate of euro 1 = U.S. $1.26) equals 63%;

     o Kronos Denmark - ratio of (i) book value of Kronos' investment in Kronos Denmark ($148 million) to (ii) principal amount of Senior Secured Notes ($510 million) equals 29%;

     o Kronos Limited- ratio of (i) book value of Kronos' investment in Kronos Limited ($13 million) to (ii) principal amount of Senior Secured Notes ($510 million) equals 3%; and

     o Societe Industrielle Du Titane - ratio of (i) book value of Kronos' investment in Societe Industrielle Du Titane ($10 million) to (ii) principal amount of Senior Secured Notes ($510 million) equals 2%.

     Note that Kronos has used the book value of its investment in such subsidiaries for purposes of determining the significance under Rule 3-16. While Rule 3-16(b) requires the use of the greater of the book value or market value of the subsidiaries for purposes of determining the 20% significance level, Kronos believes it is acceptable to use book value for Kronos Limited and Societe Industrielle Du Titane for purposes of testing their significance because:

     o    No quoted market prices exist for its investment in such subsidiaries;
          and

     o Kronos believes it would be unreasonable to assume that the market value of such subsidiaries could be so much in excess of their book
          value  to  result  in  significance  at  the  20%  level,   when  such
          subsidiaries own no significant long-lived assets and only represent sales and marketing divisions of Kronos.
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     The market  value of Kronos Titan and Kronos  Denmark  wouldn't be relevant because their significance at the 20% level was already established using book value.

General

60. Insert a small-scale map showing the location and transportation access to the property. Illustrate the processing facility locations and loading terminals. Note that SEC's EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

     Kronos does not believe providing a small-scale map showing the location and transportation access to its properties and the location of its loading terminals within such properties would be meaningful. Kronos has described the location of its properties (city and country) in "Business - Properties." Kronos has clarified such disclosure to note that Kronos believes the transportation access to its facilities, which are generally maintained by the applicable local governmental unit, are adequate for its purposes. Please see page 52.

Business, page 2

61. The first paragraph on page 5 of the filing discloses that Kronos International Inc has sufficient reserves at the Hauge i Dalane mine for 20 years production. Industry Guide 7 requires that disclosure of information concerning production, reserves, locations and nature of the mineral interests. Reserves are defined as that part of a mineral deposit that can be economically and legally extracted or produced at a profit at the time of reserve determination. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

     Disclose the following information in a table in the document for each mine or quarry:

     o Site name and location . o Land ownership or lease status - date lease expires.

     o Conditions that must meet in order to obtain or retain title to the property.

     o Proven & Probable reserves, three years annual production (tonnage and grade).

     o    A brief  description  of the rock  formations  and  mineralization  of
          existing  or  potential   economic   significance   on  the  property.
          Exploration program development.

     o    Provide   a   description   of  the   mining   operation,   equipment,
          transportation   access,   and  other   infrastructure  or  processing
          facilities.
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

     o Provide the age, details as to modernization & physical condition of the plants and equipment, including subsurface improvements and equipment, if any.

     o    Number of years until reserve depletion at current production rates.

     o The total cost of the property incurred to date and planned future costs.

     o    The source of power that can be utilized at the property.

     Include only material that can be produced during the life of the lease for
     reserves  that  are  leased.   Also  include  only  those   materials  with
     environmental permits for extraction.

     Kronos does not believe the disclosures required by Industry Guide 7 are applicable to its mining operations since, among other things, (i) Kronos does not own the ilmenite reserves and (ii) such mining operations are not material to Kronos' consolidated financial statements as evidenced by the fact that the net book value of the buildings and equipment used in such mining operations only represents approximately 1% of Kronos' total assets as of March 31, 2005. Therefore, Kronos does not believe it is involved in "significant mining operations" as that term is used in Industry Guide 7.

62. The second paragraph of page 6 refers to Kronos US, Inc. ("KUS") a wholly-owned subsidiary of Kronos. Provide a diagram of the ownership structure, within the filing, of Kronos International Inc. Include all subsidiaries of Kronos Worldwide Inc., Kronos US Inc., Kronos Canada, Inc., Kronos Titan GmbH, Rheox, Unterstutzungskasse Kronos Titan, BmbH, Kronos Chemie, Kronos World Services, Valhi, Inc, NL Industries, and Contran Corporation.

     An organization chart has been included on page 3 of Amendment No. 1, which includes all of Kronos' direct and indirect subsidiaries. A chart including all subsidiaries of Kronos' affiliates would require several pages of disclosure and would be confusing and not meaningful to securityholders.

Management's Discussion and Analysis, page 12

63. The last paragraph on page 14 discussed the selling prices of TiO2 and how these prices changed over the last three years. Disclose a generalized, weighted-average by sales, unit price of the TiO2 product line and explain in detail the factors that affected the price changes.

     The requested disclosure has been added on pages 28 and 31 of Amendment No. 1 as part of Selected Financial and Other Data and MD&A, in which Kronos has disclosed its average TiO2 selling price index for each of 2000, 2001, 2002, 2003 and 2004, and the first quarters of 2004 and 2005, using Kronos' average price in 1990 as a base index of 100. Kronos believes this is a more meaningful disclosure than disclosing an actual, generalized, weighted average selling price for TiO2 for each period because the price index removes the effect of relative changes in foreign exchange rates, and therefore provides securityholders with an understanding of relative changes in Kronos' selling prices in the actual various billing currencies.

Outlook, page 18

64. The second paragraph of the section discloses the efforts made to de-bottleneck production at the facilities and increase production. Disclose in a table, the original name plate production capacities of the facilities, indicate the present production levels in both sulfate and chloride operations, and future production goals or anticipated increased production levels.

     The requested disclosure has been added on page 36 of Amendment No. 1, in which Kronos has disclosed its 1994 production capacity and its 2005 expected production capacity for each of its facilities (segregated between the sulfate and chloride process).

     We have not disclosed the original name plate production capacities for such facilities. Since some of Kronos' facilities were first constructed in the 1920s, and some facilities have undergone transformation from sulfate to chloride process, Kronos does not believe disclosing the original name plate capacity for such facilities is meaningful. Kronos believes that disclosing the 1994 production capacity and 2005 expected production capacity adequately illustrates the effect of its debottlenecking efforts. Kronos selected its 1994 production capacity as a reference point because that is the first full year in which its latest facility to be constructed was fully operational.

     We have not disclosed any future production goals beyond 2005, as we have disclosed that any additional capacity generated from the debottlenecking efforts in 2006 and beyond is expected to be slight and therefore such disclosure is not meaningful.

Note 8 - Common stock and notes receivable from affiliates

65. Please disclose the specific terms of the notes receivable including but not limited to the original maturity date (December 31, 2010), payment terms for principal and interest, events of default and acceleration.

     The requested disclosure has been added on page F-19 of Amendment No. 1. Kronos will include such disclosure in its future filings with the Commission.

66. Please explain to the staff and include in the filing, the substantive business purpose, reason and rationale for the promissory note transaction with Kronos Worldwide. Please explain in view of the stated maturity date why you believe and assert, " . . .settlement of the intercompany notes receivable is not contemplated within the foreseeable future . . .". In additional, tell us whether the company reasonably expects, at this time, to receive all required interest and principal payments based upon the terms of the promissory notes and how the company intends to account for interest received. If the company reasonably expects to receive all required payments and in view of the stated maturity date of December 31, 2010, please explain why the company states that settlement of the notes receivable is not contemplated within the foreseeable future. If the company does not expect to receive all required payments that point should be made clearer in both the financial statements and in managements discussion and analysis. If the company does not expect to receive all required payments, use of the cost recovery method for any payments received, whether principal or interest, would seem to be appropriate. Notwithstanding, the presentation as a contra equity account, the carrying amount of the notes receivable should be evaluated in the same manner as if presented in the balance sheet as an asset.

     With respect to the business purpose and rationale for the promissory notes, Kronos hereby advises the Staff that rather than make a distribution to Kronos' parent company (Kronos Worldwide, Inc.) in the form of cash dividends, Kronos loaned euro 163.1 million amount to Kronos Worldwide pursuant to the two promissory notes. Until such time as the principal amount of the notes are settled, which is expected to be through a capital transaction in the form of a non-cash dividend, Kronos benefits from the interest income earned on the promissory notes, which interest income Kronos expects to receive quarterly and which Kronos will recognized as interest income as earned. Kronos had stated that settlement of the notes was not contemplated within the foreseeable future because Kronos expects that the promissory notes will be settled through a capital transaction in the form of a non-cash dividend.

     Kronos believes presenting the principal amount of the promissory notes as a contra equity account is appropriate under the guidance of Staff Accounting Bulletin Topic 4G. Kronos believes using the cost recovery method to account for the receipt of all payments, including interest, would only be appropriate if significant uncertainty existed regarding the ability of Kronos Worldwide to cash settle the notes. Because Kronos believes Kronos Worldwide has the ability to fully settle both the principal and interest on the notes, if Kronos Worldwide so chose, Kronos has no concerns regarding the collectibility of the notes, and therefore Kronos does not believe it would be appropriate to account for the receipt of all required payments, including interest, using the cost recovery method. Because Kronos expects to receive the quarterly interest payments, Kronos believes it is appropriate to account for such interest as income when earned, as such interest meets the definition of revenues in paragraph 78 of FASB Concept Statement No. 6.

     The requested disclosures and clarifications have been made to Amendment No. 1. Please see pages 36 and F-19.

Note 12 - Commitments and contingencies

67. Please clarify whether you lease both the land and the Leverkusen facility. It appears that you lease the land under an approximately 99 year lease expiring in 2050, but may own the facilities located on the land. Also, please clarify whether you rent the Leverkusen facility from Bayer AG. Please disclose the terms of the land lease and the payment terms including any escalation clauses. You indicate that rent for the Leverkusen facility is periodically established by agreement with the lessor for periods of at least two years at a time. Please explain the terms of this arrangement and state specifically which lease this arrangement relates to. It is unclear whether the lease contains a formula for the determination of the lease payments beyond initial determination period or whether the lease payments beyond the initial determination period are purely a matter of negotiation between the parties. Please tell us how you are accounting for all of the leases mentioned above and provide supporting accounting literature. Explain to the staff how you accounting is in accordance with SFAS 13 and other relevant accounting literature.

     Kronos leases only the land, and not the Leverkusen facility itself, from Bayer AG pursuant to the lease expiring in 2050. Kronos owns the Leverkusen facility itself. Rent for the land lease associated with the Leverkusen facility is periodically established by agreement between Kronos and Bayer AG for periods of at least two years at a time. The lease agreement for the land associated with the Leverkusen facility contains no formula, index or other mechanism to determine changes in rent for such land. Rather, any change in rent is subject solely to periodic negotiation between Kronos and Bayer AG.

     Kronos accounts for this land lease as an operating lease under the guidance of paragraph 25 of SFAS No. 13 because land is the sole item of property leased, and neither of the criteria of paragraph 7(a) or 7(b) of SFAS No. 13 are met in that the lease does not transfer ownership of the land to Kronos at the end of the lease term, nor does the lease contain a bargain purchase option. Accordingly, rent expense associated with this land lease is expensed as incurred, based on the then-current rental rate. Any change in the rent based on periodic negotiation between Kronos and Bayer AG is recognized as part lease expense starting from the time such change in rent is agreed upon by both parties, as any such change in rent is considered to be "contingent rentals" under the guidance of paragraph 5(n) of SFAS No 13, as amended, and contingent rentals are included in the determination of net income as accruable under paragraph 13 of SFAS No. 29. The guidance in FASB Technical Bulletin No. 85-3 is not applicable to this land lease.

     The requested disclosure and clarifications have been made to Amendment No.
     1. Please see page 43 and pages F-30 through F-31.

68. You indicate that the minimum commitment amounts for the land lease are based on the current annual rental rate as of December 31, 2004 projected to 2050. Please tell us why you believe it is appropriate to project the minimum commitment for years beyond 2004 to 2050 on the basis of the current year rental rate when the subsequently negotiated rate is likely to be greater. We assume the current rental rates are in excess of the rates contained in the original lease dated June 21, 1952. We note that state the aggregate minimum lease payments for the currently remaining 46 year term of the lease are $25.5 million. Please tell us why this disclosure does not consider the remaining payment terms of the original lease agreement in projecting the future minimum commitment. Please tell us why you have not considered future rent increases for this lease.

     As noted above in response to Comment No. 67, any change in the rent for Kronos' land lease associated with the Leverkusen facility is based upon periodic negotiation between Kronos and Bayer AG, and is recognized as part of lease expense starting from the time such change in rent is agreed upon by both parties, as any such change in rent is considered to be "contingent rentals" under the guidance of paragraph 5(n) of SFAS No. 13, as amended. Contingent rentals are excluded from the definition of minimum lease payments under the guidance of footnote 4a to paragraph 5(j)(i) of SFAS No.
     13. Therefore, the disclosure of future minimum lease payments as of December 31, 2004 is based on the current annual rental rate, in accordance with the guidance of paragraph 16(b)(i) of SFAS No. 13.

Updating

69. Update the financial statements, if necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

     The financial statements in Amendment No. 1 have been updated to March 31, 2005.

70. Each amendment to the registration statement should include a currently dated consent of the independent registered accountants.

     Currently  dated  consents  of  Kronos'   independent   registered   public
     accounting  firm are filed as Exhibits 23.1, 23.2 and 23.3 to Amendment No.
     1.

     If you have any questions, please do not hesitate to contact the undersigned at (214) 740-8623.

                                                     Very truly yours,



                                                     Don M. Glendenning


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